October 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Anuja Majmudar

Re:	U.S. Gold Corp.

Registration Statement on Form S-1

Filed October 7, 2024

File No. 333-282527

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Gold Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, October 18, 2024, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

By:	/s/ Eric Alexander
Name:	Eric Alexander
Title:	Chief Financial Officer

cc:	Brian Boonstra, Esq., Davis Graham & Stubbs LLP